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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.     4    )*


                           Maverick Tube Corporation
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                         (Title of Class of Securities

                                  577914104
                                (CUSIP Number)

Elizabeth Foley c/o First Reserve Corporation, 475 Steamboat Rd., Greenwich, CT 203-625-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             September 12, 1997
            (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement   . (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D
 CUSIP No. 577914104                                       Page 2 of 7 Pages

 1              NAME OF REPORTING PERSON
                SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                First Reserve Corporation 06-1210123

 2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                                          (b)
 3              SEC USE ONLY

 4              SOURCE OF FUNDS*

                N/A

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

 6              CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                    7        SOLE VOTING POWER
  NUMBER OF SHARES
 BENEFICIALLY OWNED          500,000
  BY EACH REPORTING
     PERSON WITH    8        SHARED VOTING POWER

                              0

                    9        SOLE DISPOSITIVE POWER

                             500,000

                    10       SHARED DISPOSITIVE POWER

                             0

 11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON

                    500,000

 12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*

 13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.31%

 14                 TYPE OF REPORTING PERSON*

                    CO

                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

          The purpose of this Amendment No. 4 to Schedule 13D (the "Schedule 13D") is to report the reduction in the number of shares of "Company" "Common Stock" beneficially owned by First Reserve Corporation.

ITEM 1.   SECURITY AND ISSUER

          This Schedule 13D relates to shares of common stock, par value $.01 per share ("Common Stock"), of Maverick Tube Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 400 Chesterfield Center, Second Floor, Chesterfield, Missouri 63017. The Company's telephone number is (314) 862-1200.

ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule 13D is being filed by First Reserve Corporation, a Delaware corporation ("First Reserve"), and is intended to amend all prior filings under Rule 13d-1 of First Reserve with respect to the Company.

          First Reserve's principal business is to act as the managing general partner and provide investment management services to a limited number of investment partnerships, including American Gas & Oil Investors, Limited Partnership ("AmGO") and AmGO II, Limited Partnership ("AmGO II", and together with AmGO, the "Funds"). First Reserve's offices are located at 475 Steamboat Road, Greenwich, CT 06830. The information required by Item 2 with respect to the executive officers and directors of First Reserve is found in Schedule I, attached hereto.

          First Reserve has not, during the last five years, been convicted in a criminal proceeding. Nor has First Reserve, during the last five years, been a party to a civil proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION

Not applicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) The shares of Common Stock shown as beneficially owned by First Reserve are directly owned by the Funds in the numbers and percentages set forth below. First Reserve is the managing general partner of the Funds.
The executive officers and directors of First Reserve may be deemed beneficial owners of the shares held by First Reserve. However, such executive officers and directors disclaim such beneficial ownership. In addition, certain executive officers and directors of First Reserve may be deemed beneficial ownership of other shares of Common Stock, as more fully described below. Except as so disclosed, such executive officers and directors of First Reserve disclaim all beneficial ownership of Common Stock.

          Of the 500,000 shares of Common Stock beneficially owned by First Reserve, which represent 3.31% of the class of security based on the number of shares of outstanding common stock as of August 11, 1997 (adjusted to reflect a two-for-one stock split effected August 21, 1997), 300,000 are directly owned by AmGO and 200,000 are directly owned by AmGO II. In addition, the following executive officers and directors of First Reserve may be deemed beneficial owners of Common Stock in the following amounts:
William E. Macaulay, 11,500 shares (excludes: (i) 8,000 shares of Common Stock owned by the Anne R. Macaulay Trust 1 (the "A. Macaulay Trust"); (ii) 8,000 shares of Common Stock owned by the Elizabeth R. Macaulay Trust 1 (the "E. Macaulay Trust"); and (iii) 24,000 shares of Common Stock owned by Linda R. Macaulay, the wife of Mr. Macaulay, all of which shares may be deemed to be beneficially owned by Mr. Macaulay and as to which Mr. Macaulay disclaims beneficial ownership); John A. Hill, 15,500 shares and David H. Kennedy, 11,500 shares (in each case excluding the shares owned by the Funds for which each of Messrs. Macaulay, Hill and Kennedy disclaim beneficial ownership).
The foregoing executive officers and directors of First Reserve disclaim beneficial ownership of any other shares of Common Stock. First Reserve disclaims beneficial ownership of any of the shares beneficially owned by such executive officers and directors.

     (b) First Reserve has the sole power to vote and to direct the disposition of the 300,000 shares of Common Stock directly owned by AmGO and the 200,000 shares of Common Stock owned by AmGO II. In addition, to the extent the executive officers and directors of First Reserve may be deemed to have beneficial ownership of Common Stock as disclosed in Item 5(a), such executive officers and directors would have sole voting power and sole dispositive power with respect to such shares.

     (c) During the last sixty days, the Funds have entered into the following transactions regarding the Common Stock: (i) on August 29, 1997, AmGO sold 17,750 shares of Common Stock and AmGO II sold 17,750 shares of Common Stock, in each case at a price of $32.535 per share, (ii) on September 2, 1997, AmGO sold 32,250 shares of Common Stock and AmGO II sold 32,250 shares of Common Stock, in each case at a price of $32.70 per share, (iii) on September 12, 1997, AmGO sold 12,500 shares of Common Stock and AmGO II sold 12,500 shares of Common Stock, in each case at a price of $38.00 per share,
(iv) on September 12, 1997, AmGO sold 77,000 shares of Common Stock and AmGO II sold 77,000 shares of Common Stock, in each case at a price of $38.50 per share, (v) on September 15, 1997, AmGO sold 10,500 shares of Common Stock and AmGO II sold 10,500 shares of Common Stock, in each case at a price of $38.44 per share. Each of these sales were effected through brokers' transactions pursuant to Rule 144 of the Securities Act of 1933, as amended ("Rule 144").
In addition, on September 16, 1997, Linda Macaulay sold 6,000 shares of Common Stock, the E. Macaulay Trust sold 2,000 shares of Common Stock and the A. Macaulay Trust sold 2,000 shares of Common Stock, in each case at a price of $39.62 per share in brokers' transactions pursuant to Rule 144. Except as disclosed above, within the knowledge of First Reserve, no other transaction in shares of Common Stock were effected by the executive officers, directors and controlling persons (if any) of such persons, during the last sixty days.

     (d) First Reserve is the managing general partner of the Funds. In this position, it has the power to direct the receipt of dividends from, or the proceeds of sale of, any securities beneficially owned by the Funds. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any securities beneficially owned by the Funds.

     (e) As a result of the foregoing transactions, First Reserve ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on September 12, 1997.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 1997        FIRST RESERVE CORPORATION


                               By:\s\David M. Kennedy
                                  -------------------------
                                  Name:  David M. Kennedy
                                  Title:  Managing Director

                                  SCHEDULE I

          The name, business address and principal occupation or employment of each of the executive officers and directors of First Reserve Corporation are set forth below. Unless otherwise indicated (i) the business address of each is 475 Steamboat Road, Greenwich, Connecticut 06830; (ii) each such person is a citizen of the United States; (iii) such person does not have any other principal occupation; (iv) in the last five years, none have been convicted in a criminal proceeding (excluding traffic violations, or similar misdemeanors); and (v) in the last five years, none have been a party to a civil proceeding of judicial or administrative body of competent jurisdiction resulting in (x) such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or (y) a finding of any violation with respect to such laws.

Name and Position with First Reserve Corporation

John A. Hill
Chairman, Managing Director and Director

William E. Macaulay
President and Chief Executive Officer, Managing Director and Director

David H. Kennedy
Managing Director and Director

Elizabeth C. Foley
Managing Director, Treasurer and Secretary

Jonathan S. Lunker
Managing Director

Bruce M. Rothstein
Managing Director

Cathleen M. Ellsworth
Managing Director